Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: May 23, 2006

The new teckcominco

D O N  L I N D S A Y President & CEO

Forward Looking Information This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including  following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco.  The foregoing list of assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially.

Forward Looking Information Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (SEC) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Deal Highlights Market Leader in Zinc, Nickel & Metallurgical Coal Copper/Moly, Gold, PGM’s, Specialty Metals Well-Positioned to Finance Growth Cost Savings of $150 M in 1st Year Immediately Accretive to Teck Cominco Cash Flow Well Respected Management Team Better Deal for Inco Shareholders

“Why Nickel?” Excellent Market Fundamentals DEMAND Emergence of middle class in China driving demand for stainless steel 65% of world’s nickel in stainless steel Possible 17% annual growth in China’s demand for nickel* SUPPLY Large-scale nickel resources relatively rare Inco positioned in most major districts Resources can be expanded to meet market demand

An Ideal Fit teckcominco inco

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

Extensive Financial Resources Deploying financial resources into value generating assets Strong balance sheet  Increasing cash flow $1.7 B in 2005 $461 M in Q1, 2006

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

Inco’s Portfolio of Development Projects PT INCO - Indonesia 165 M lbs / year 2006200 M lbs / year 2009 GORO - New Caledonia 38 M lbs / year 2008 110 M lbs / year 2009 VOISEY’S BAY - Labrador 120-140 M lbs / year 2006

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

Expanded Diversification Teck Cominco Revenue Sources TECK COMINCO 3% 35% 35% 27% NEW TECK COMINCO 2% 12% 16% 5% 22% 45% Nickel Copper Precious Metals Zinc Coal Cobalt & Other 2005 Revenue: C$4.4 B 2005 PF Revenue: C$9.9 B Source: Teck Cominco and Inco 2005 Annual reports

Note: New Teck Cominco amounts calculated by applying average 2005 US$/C$ exchange rate to Inco revenues

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

Long Life Resources Key Competitive Advantage Long-Life Low-Cost  Resource Positions Red Dog Elk Valley Coal Fort Hills Antamina Sudbury Voisey’s Bay PT Inco Goro

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

Superior Operating Strength ANTAMINA - Peru

Superior Operating Strength RED DOG – Alaska  U.S.

Superior Operating Strength FORT HILLS – Alberta  Canada (est. 2010)

An Ideal Fit Extensive Financial Resources Inco’s Portfolio of Development Projects Expanded Diversification Long-Life Resources Superior Operating Strength Increased Efficiency & Competitiveness

LEGEND Teck Cominco Assets Inco Assets Combined Worldwide Operations Clydach Clydach Goro Goro PT Inco PT Inco Taiwan Nickel Taiwan Nickel Inco TNC Inco TNC Korea Nickel Korea Nickel Inco Advanced Technology Materials Inco Advanced Technology Materials Jinco Nonferrous Jinco Nonferrous Red Dog Red Dog Pogo Pogo Fort Hills Fort Hills Highland Valley Highland Valley Elk Valley Elk Valley Sudbury Sudbury Voisey’s Bay Voisey’s Bay Hemio Hemio Manitoba Manitoba Pend Oreille Pend Oreille Antamina Antamina Trail Trail Lennard Shelf Lennard Shelf

Preeminent Canadian-based Diversified Mining Company Freeport McMoRan Phelps Dodge Falcon-bridge Norilsk Xstrata New Teck Cominco CVRD Anglo American Rio Tinto BHP Billiton Largest North American Diversified Mining Company Enterprise Value of $32 B

CESL Hydrometallurgical Process Teck Cominco patented technology for treating nickel & copper concentrates Potential environmental & economic benefits for Inco Voisey’s Bay & Thompson Potential model of environmental excellence

Attractive Development Timing POSITIVE CASH FLOW* Bahodopi Oil Sands Goro Voisey’s Bay Existing Operations CAPITAL SPENDING* Goro Oil Sands Bahodopi * Illustrative LEGEND Teck Cominco Assets Inco Assets

Major Global Player #1 in Zinc production #2 in Nickel #1 by 2009 40% interest in #2 hard coking coal producer Important Producer of Copper & Molybdenum Interests in Gold, Silver, Platinum, Palladium, Cobalt & Specialty Minerals Significant Participant in Canadian Oil Sands

Creating Real Shareholder Value Potential Cost Savings & Synergies G&A $85 M in immediate savings 25% of pre-transaction G&A SUDBURY BASIN Targeting $75 M in immediate synergies TAX Breadth of Canadian assets creates opportunities

Shareholder Value Relative Performance Vs. Mining Index As of May 5, 2006 Change % 300 200 100 0 400 500 600 700 Jun03 Feb04 Feb05 Feb06 May06 Inco Index* Teck Cominco *S&P/TSX Capped Metals & Mining Index

Relative Share Price Performance TEK Share Price Increase over Period: Relative Change in Share Price

Shareholder Value Cominco Shareholder Benefit Shares have tripled in value since Cominco acquisition Cash flow key factor in valuation Forward looking  capex strategy

Shareholder Value Potential for Higher Valuation Multiple EV/EBITDA Multiple Teck Cominco Average of "Big 3"  Global Diversified Companies

R O N  V A N C E SVP Corporate Development

Terms of the Transaction Offer Price: C$78.50 in cash or 0.9776 Teck Cominco Class B shares + C$0.05 cash per Inco share Maximum of C$6.4 B in cash Maximum of 143 M shares Assuming full pro ration, C$28 cash and 0.6293 Teck Cominco Class B shares per Inco share Structure: Minimum 60-day Takeover Bid Key Conditions: Minimum 2/3 tender Inco / Falconbridge transaction & support agreement lawfully terminated or expired Inco rights plan shall have been terminated Regulatory approvals Listing: Teck Cominco to list on NYSE

Value Creation Inco Shareholders Immediate participation in strong zinc & coal markets Increased exposure to strong copper market Increased dividend yield C$1.26 per existing Inco share assuming full pro ration Over double current Inco payout rate

Value Creation • Adds unique strength & market-leading position in nickel • Inco’s development assets contribute to steady cash flow growth • Strong cash-on-cash returns • Immediately accretive • Larger scale & financial strength enhance competitive position Teck Cominco Shareholders

Accelerate Growth in Value Teck Cominco has Strong Track Record of Growth 2 0 0 3 2 0 0 5 REVENUE CASH FLOW FROM OPERATIONS NET EARNINGS $2.2 B $314 M $134 M $4.4 B $1.7 B $1.3 B FREE CASH FLOW $150 M $1.3 B

Robust Financial Position 14 C 14 Consecutive onsecutive Years of ears of Investment nvestment Grade rade Ratings atings S & P MOODY’S DBRS BBB Baa2 BBB (high) CASH: BRIDGE FACILITY: $3.2 B Fully Underwritten

Track Record of Financial Efficiency Lean & Efficient Operation S G & A C$250 M C$89 M To the New Teck Cominco To the New Teck Cominco Bring Established Financial Discipline Bring Established Financial Discipline

Financial Summary 28% Premium Over Inco Share Price* $28 Per Share in Cash Leading Market Position in Zinc, Nickel & Coal Much Stronger Balance Sheet Excellent Prospects to Increase Valuation Multiple Inco Shareholder Dividend Will More Than Double

D O N  L I N D S A Y President & CEO

Extraordinary Earnings Power Zinc ($/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD $0.73 1.86 476 114 1.19 $1.57 3.62 661 107 1.12 LTM to Q1 ’06 average May 23 ’06 spot Q1 ’06 average $1.02 2.24 554 122 1.16

Price Sensitivity $0.01 ZINC PRICE $10 M ANNUAL EARNINGS Zinc price up $0.55 over Q1 average Zinc price up $0.55 over Q1 average $550 M Annual Earnings Power

Price Sensitivity $0.01 COPPER PRICE $4 M ANNUAL EARNINGS Copper price up $1.38 over Q1 average Copper price up $1.38 over Q1 average $552 M Annual Earnings Power $552 M Annual Earnings Power Approx. $900 M Annual Earnings Power Increase Approx. $900 M Annual Earnings Power Increase Overall Results Since End Q1/06 Overall Results Since End Q1/06

Conclusion Create Canadian Mining Powerhouse Size & Diversity = Flexibility & Financial Strength Implement Best Practices & Technology Excellent Record of Managing Diverse Mining Projects Pursue Growth Opportunities Superior Operating Performance & Management

Compelling Offer Market Leader in Zinc, Nickel & Metallurgical Coal Copper/Moly, Gold, PGM’s, Specialty Metals Well-Positioned to Finance Growth Cost Savings of $150 M in 1st Year Immediately Accretive to Teck Cominco Cash Flow Well Respected Management Team Implement Best Practices and Technology

The new teckcominco